Haseltine Law Office

       1629 K St, NW, Suite 300

       Washington, DC 20006

            703 627 2652; fax 703 372 5173

Email: william@wbhlaw.net

            611 E Glenoaks Blvd

            Glendale, CA 91207

            703 627 2652; fax 703 372 5173

         URL: www.wbhlaw.net

May 5, 2011

Mark P. Shuman, Branch Chief – Legal

United States Securities and Exchange Commission

Washington, DC 20549

RE:

OICco Acquisition III, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed May 5, 2011

File No. 333-168185

Dear Mr. Shuman:

Thank you for your letter of April 6, 2011, regarding further deficiencies in the last amendment to the above filing.  Each of these has been addressed as set forth below, and in Amendment No. 6 to Form S-1 filed herewith, as requested by your comment letter.  Specific answers to your comments are set forth below.

SEC Comment

“Item 3. Summary Information and Risk Factors

The Company, page 6

1.

You indicate that ‘each current shareholder has agreed to place his/her respective certificates in escrow until such time as legal counsel has confirmed that a merger or acquisition had been successfully consummated.’  Yet, this appears inconsistent with the terms of the revised escrow agreement, which provides that Mr. Davis’s shares shall not be placed into escrow until such shares are resold by Mr. Davis.  Please advise and revise your disclosure accordingly.”

Response

The fourth and fifth sentences of the fourth paragraph under “Business Overview” on page 6 are removed.  The fourth sentence is replaced with the following clarifying language:

“Shares sold hereunder by each selling shareholder will be placed into escrow until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. While in escrow, the shares will be held for the benefit of the new shareholder, until escrow is closed.”

The former fifth sentence is irrelevant and has been removed.

Mark P. Shuman

May 5, 2011

SEC Comment

“Summary Financial Information

Balance Sheet Data, page 9

2.

We note that total stockholder’s equity reported in your summary financial information is $0.  Please revise your disclosure to be consistent with your audited balance sheet that includes $1,188 of total stockholder’s deficit as of December 31, 2010.”

Response

The balance sheet has been corrected.

SEC Comment

“Item 8, Plan of Distribution, page 17

3.

You indicate that checks should be made payable to ‘Evolve Bank & Trust, fbo OICco Acquisition I, Inc.’  Since this filing is related to OICco Acquisition III, Inc., please revise.”

Response

The suggested change has been made.

SEC Comment

“Item 11. Information with Respect to the Registrant

Legal Proceedings, page 20

4.

We note you response to prior comment 7.  However, your revised disclosure fails to describe the Oregon investigation in a materially complete manner that enables potential investors to assess Mr. Davis’s prior conduct and its significance to investors in your company.  Refer to Item 401(f)(4) of Reg S-K.  Accordingly, we reissue prior comment 7 in its entirety.  In describing the facts and circumstances leading up to the investigation, including Mr Davis’s involvement therein, ensure that all disclosure is factually supported and clearly conveys the underlying activity which lead the State of Oregon to investigate and ultimately sanction Mr. Davis.  This comment also applies to your disclosure beginning on page 29 under ‘Legal’.”

Response

As you are aware, after I was retained, certain decisions and tactics undertaken by former counsel have been reviewed anew to determine their correctness and whether disclosures have been accurately provided in the spirit of full and relevant disclosure.

Specifically, the disclosures referenced by the Staff in this comment have been reevaluated not only in terms of their sufficiency and correctness but, in an effort to ensure compliance with the requirements of Regulation S-K, in terms of whether they are matters required to be disclosed by the relevant section.  At issue is an order given by the Director of the Department of Consumer and Business Services of the State of Oregon on October 24, 2002 (No. A-02-0005).  (See copy attached hereto.)

It is apparent from an examination of the Final Order that the subjects of the order were Vista Consulting (“Vista”) and Steve Bolen (“Bolen”), not Ron Davis or the registrant, and that therefore the order need not be disclosed.  We have therefore removed all relevant text from the document.

At issue is this provision of Regulation S-K:

Mark P. Shuman

May 5, 2011

(Item 401) Directors, executive officers, promoters and control persons.

(a)  ***

(f) Involvement in certain legal proceedings.

(1)  ***

(4) Such person was the subject of any order . . . of any . . . State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section . . .

So the operative question becomes whether Ron Davis was the “subject” of the Final Order.

Ron Davis was not the subject of the Final Order.  Although the style of the Final Order lists all five named Respondents, the title of the Final Order at the top of the first page makes clear that it applies only to Respondents Vista and Bolen.

In addition, Ron Davis was not served with a copy of the proceedings surrounding issuance of the Final Order.  The Director specifically notices the service of both “subjects” of the investigation that are “subject” to the Final Order attached thereto: Vista and Bolen.

The Director issued findings of fact and conclusions of law.  These describe several issues and violations of Securities laws that occurred.  Despite these findings and conclusions, or perhaps because of an analysis of them, the Director decided to name only Vista and Bolen in this Final Order.  Sanctions were not introduced or applied to any other respondents.

TYPOGRAPHICAL ERROR IN THE ORDER

After review of the above facts and the substance of the Final Order, a typographical error was found in paragraph 3 of the Order at the end.  This paragraph unexplainably includes Ron Davis in the same sentence as Bolen, a sentence that is obviously misconstructed ab initio.  The context of the document and the above facts indicate that this must be a typo.  Davis should not have been mentioned in the order.  He was neither named nor served with these proceedings, and given the likelihood and appearance that this is a typo, would probably not be held accountable or responsible for compliance therewith.

Also, the construction of the sentence indicates that Bolen was the intended recipient of this sanction, not Davis.  The sentence, as written (typo included), doesn’t make sense.  The verb is singular, not plural, indicating a mistake since there are two subjects of the sentence.  The listing of two subjects in the sentence is grammatically incorrect as well, since there is no proper punctuation.  As discussed above, other factors indicate that the inclusion of Ron Davis in this sentence of the Order was a mistake.

Finally, the title of the Final Order, the lack of service on Davis, and the essence of the Four Paragraphs in the Order, which focus on Vista and Bolen, show that the 3rd paragraph contains a very unfortunate typographical error.

Conclusion

As noted above, after review of all salient facts, the relevant provision of Regulation S-K and the Final Order, it has been decided by the registrant that the disclosure needs to be removed from the prospectus.  It is simply not required, nor is it relevant.  The Final Order was never served or sought to be applied to Davis.  There were no sanctions placed on Davis.

This removal is done not in any effort to conceal anything, but in an effort to promote full and fair disclosure, which in this case calls for less disclosure.  As you are aware, past attempts to describe something that contained internal inconsistencies and had been misunderstood for almost ten years were unsuccessful.  A comprehensive analysis of all the facts has led to this decision.

Mark P. Shuman

May 5, 2011

SEC Comment

“Acquisition Opportunities, page 24

5.

We note your response to prior comment 8.  We further note your current disclosure which indicates that it is anticipated that the company’s principal shareholder will not consent to a merger transaction at a price greater than $0.025 per share.  Please expand you disclosure to explain the basis for the foregoing statement (i.e. why it is anticipated that the per share sales price will be less than $0.025 and whether the company still retains the ability to negotiate a higher price).”

Response

As I am sure you are aware, the subject disclosure makes no sense and serves no identifiable purpose.  Therefore the disclosure has been removed.

SEC Comment

“Background of Directors, page 25

General

6.

You did not provide a response to prior comment 10 nor did you satisfactorily revise your disclosure to address our concerns.  According, we reissue prior comment 10 in its entirety.  Based on your disclosure it is not clear what role Mr. Davis had in the reverse mergers noted on page 27.  In addition to enhancing your disclosure to address the foregoing, please remove superfluous data (eg relating to the filing type and references to “Brigham”).  Information provided should be limited to information which will enable investors to understand Mr Davis’ specific role in the transactions described, as such roles are relevant to an understanding of Mr. Davis’ business experience.”

Response

The disclosure regarding the specific corporate transactions on this page is amended to identify the role of Mr. Davis and results of the transactions.

SEC Comment

“Unaudited Financial Statements as of September 30, 2010

7.

We note . . . registration statement.”

Response

The referenced unaudited financial statements have been removed.

SEC Comment

“Exhibit 23.1

8.

The consent issued . . . December 31, 2010.”

Response

The consent has been corrected and reissued.

Mark P. Shuman

May 5, 2011

SEC Comment

“Exhibit 99b Escrow Agreement

9.

We note your response to prior comment 17.  However, . . . releases are clearly described.”

Response

The requested changes have been made.  New text has been added to clarify that investors will receive 90% of their money back on the occurrence of certain events.

The text has been reordered to provide clarity.

Additional miscellaneous textual modifications and clarifications have been inserted throughout the document, reflecting no new substantive information, rather organizational and stylistic changes.

Thank you for your continued patience in dealing with this filing.  We hope to bring it to fruition and effectiveness at the earliest possible time.

Sincerely,

/s/ William B. Haseltine

William B. Haseltine